EXHIBIT 99.(a)(6)

2600 Citadel Plaza Drive
P.O. Box 924133
Houston, Texas 77292-4133

NEWS RELEASE

Information: Kristin Gandy, Director of Investor Relations, Phone: (713) 866-6050

WEINGARTEN REALTY INVESTORS ANNOUNCES
AN INCREASE IN THE SIZE OF AND EXTENSION OF ITS TENDER OFFER
FOR ITS CONVERTIBLE NOTES

Houston, TEXAS (June 29, 2009) – Weingarten Realty Investors (NYSE: WRI) announced today that it has increased the amount available to purchase its outstanding notes in the table below (the "Convertible Notes") pursuant to its offer by $77,945,000 for a new total of $325,000,000 and extended the offer for ten additional days.  With this extension, the Maximum Tender Offer will now expire at 12:00 midnight, New York City time, on July 13, 2009 (as amended, the "Maximum Tender Offer Expiration Date").  Based on information received from Global Bondholder Services Corporation, Weingarten's Information Agent, the following table summarizes the aggregate principal amount of the Convertible Notes validly tendered and not validly withdrawn as of 12:00 midnight on Friday, June 26, 2009.

CUSIP Numbers	Title of Security	Aggregate Principal Amount Outstanding	Aggregate Principal Amount Tendered	Percentage of Outstanding Principal Amount Tendered
948741AF0/948741AE3	3.950% Convertible Senior Unsecured Notes due August 1, 2026	$454,921,000	$317,525,000	69.80%

Except as otherwise provided for in the release, all other terms and conditions of the Maximum Tender Offer will remain the same.  The terms and conditions of the Maximum Tender Offer are set forth in Weingarten's Offer to Purchase dated June 1, 2009, as amended and the related Letter of Transmittal.

J.P. Morgan Securities Inc. is the Dealer Manager and Global Bondholder Services Corporation is acting as the Depositary and Information Agent for the Maximum Tender Offer.

For additional information regarding the terms of the Maximum Tender Offer please contact:  J.P. Morgan Securities Inc. at (866) 834-4666 (toll free) or (212) 834-3424 (collect).  Requests for documents and questions regarding the tendering of Convertible Notes may be directed to Global Bondholder Services Corporation at (866) 470-4200 (toll-free) or (212) 430-3774 (collect).

Forward-Looking Statements

In addition to historical information, this press release contains forward-looking statements.  These statements are based on current expectations, estimates and projections about the industry

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and markets in which Weingarten operates, management's beliefs, and assumptions made by management.  It is important to note that Weingarten's actual results could differ materially from those projected in such forward-looking statements.  Forward-looking statements are not guarantees of future performance and involve certain risks and uncertainties which are difficult to predict.  Reference is made to Weingarten's regulatory filings with the Securities and Exchange Commission for information or factors that may impact Weingarten's performance.

About Weingarten Realty Investors

As one of the largest real estate investment trusts listed on the New York Stock Exchange, Weingarten Realty (NYSE: WRI) is celebrating its 60th anniversary as a commercial real estate owner, manager and developer, formed in 1948.  Focused on delivering solid returns to shareholders, Weingarten is actively developing, acquiring, and intensively managing properties in 23 states that span the United States from coast-to-coast.  The Company's portfolio of 404 properties includes 323 neighborhood and community shopping centers and 81 industrial properties.  Including tenant-owned square footage, the Company's portfolio currently totals approximately 73 million square feet under management.  Weingarten has one of the most diversified tenant bases of any major REIT in its sector, with the largest of its 5,300 tenants comprising less than 3% of its rental revenues.  To learn more about the Company's operations and growth strategies, please visit www.weingarten.com.

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